UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT

UNDER SECTION 14(d)(1) OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 2)

HEARTWARE INTERNATIONAL, INC.

(Name of Subject Company (Issuer))

MEDTRONIC ACQUISITION CORP.

a wholly-owned subsidiary of

MEDTRONIC, INC.

a wholly-owned subsidiary of

MEDTRONIC PUBLIC LIMITED COMPANY

(Name of Filing Persons (Offerors))

Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)

422368100

(CUSIP Number of Class of Securities)

Keyna P. Skeffington, Esq.

Medtronic, Inc.

710 Medtronic Parkway

Minneapolis, Minnesota 55432

(763) 514-4000

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of filing persons)

with copies to:

Christopher Comeau

Paul Kinsella

Ropes & Gray LLP

800 Boylston Street

Boston, Massachusetts 02199

Telephone: (617) 951-7000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$1,066,144,449.00	$107,361.00

*	Calculated solely for purposes of determining the filing fee. The calculation of the transaction value is determined by adding the sum of (i) 17,552,633 shares of common stock, par value $0.001 per share, of HeartWare International, Inc. (“HeartWare”) multiplied by the offer price of $58.00 per share, (ii) 730,656 shares subject to issuance upon settlement of outstanding restricted stock units multiplied by the offer price of $58.00 per share and (iii) the net offer price for 218,518 shares issuable pursuant to outstanding options with an exercise price less than $58.00 per share (which is calculated by multiplying the number of shares underlying such outstanding options by an amount equal to $58.00 minus such applicable strike price). The calculation of the filing fee is based on information provided by HeartWare as of June 24, 2016.

**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2016, issued August 27, 2015, by multiplying the transaction valuation by 0.0001007.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$107,361.00
Form or Registration No.:	Schedule TO-T
Filing Party:	Medtronic plc
Date Filed:	July 26, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) to the Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on July 26, 2016 (together with any amendments and supplements thereto, including this Amendment, the “Schedule TO”). The Schedule TO relates to the tender offer by Medtronic Acquisition Corp. (“Purchaser”), a wholly-owned subsidiary of Medtronic, Inc. (“Parent”), itself a wholly-owned subsidiary of Medtronic plc (“Medtronic”), for all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of HeartWare International, Inc. (“HeartWare”) at a price of $58.00 per Share, paid to the seller in cash, without interest, subject to any required withholding of taxes, upon the terms and conditions set forth in the Offer to Purchase, dated July 26, 2016 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, as each may be amended or supplemented from time to time, collectively constitute the “Offer.” This Amendment is being filed on behalf of Medtronic, Parent and Purchaser. Capitalized terms used and not otherwise defined in this Amendment have the meanings given to such terms in the Offer to Purchase.

Amendments to the Offer to Purchase

Items 1 through 11.

The information set forth in the Offer to Purchase under “The Tender Offer—Section 15—Legal Matters” and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding the following paragraph at the end of the subsection entitled “Securityholder Litigation” on page 37 of the Offer to Purchase:

“On August 11, 2016, plaintiff filed a motion for temporary restraining order and order to show cause regarding preliminary injunction, which has yet to be decided by the Court. On August 16, 2016, solely to avoid the costs, risks and uncertainties inherent in litigation, HeartWare entered into a memorandum of understanding with the plaintiff, on behalf of herself and the putative class, and other named defendants, specifically the members of the HeartWare board of directors, regarding the settlement of the complaint.

Under the terms of the memorandum of understanding, HeartWare, the other named defendants and the plaintiff agreed, among other things, to settle the complaint and all related claims subject to approval of the Court. If the Court approves the settlement contemplated in the memorandum of understanding, the asserted claims will be released and the complaint will be dismissed with prejudice. In connection with the memorandum of understanding, HeartWare agreed to make available additional information to its stockholders in Amendment No. 2 to the Schedule 14D-9 filed by HeartWare with the SEC. Additionally, in connection with the settlement, plaintiff intends to seek, and the defendants agreed to pay, an award of attorneys’ fees and expenses in an amount to be negotiated by such parties or determined by the Court, if no agreement is reached.

If the settlement is finally approved by the Court, it is anticipated that the settlement will resolve and release (a) with respect to the plaintiff, all claims in the complaint that were or could have been brought challenging any aspect of the Offer, the Merger, the Merger Agreement and any disclosure made in connection therewith and (b) with respect to the putative class, all claims challenging or relating to the adequacy of the defendants’ disclosure under federal or state law. There can be no assurance that the parties will ultimately enter into a stipulation of settlement or that the Court will approve the settlement even if the parties were to enter into such stipulation. In such event, the proposed settlement as contemplated by the memorandum of understanding may be terminated. The settlement does not affect the Offer Price or Merger Consideration to be paid to HeartWare stockholders in connection with the Offer and the Merger.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MEDTRONIC ACQUISITION CORP.
Dated: August 16, 2016	By:	/s/ Matthew J. Nicolella
	Name:	Matthew J. Nicolella
	Title:	Vice President

MEDTRONIC, INC.
Dated: August 16, 2016	By:	/s/ Christopher Cleary
	Name:	Christopher Cleary
	Title:	Vice President, Corporate Development

MEDTRONIC PUBLIC LIMITED COMPANY
Dated: August 16, 2016	By:	/s/ Keyna P. Skeffington
	Name:	Keyna P. Skeffington
	Title:	Assistant Secretary

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated July 26, 2016.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(1)(D)	Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Summary Advertisement as published in The Wall Street Journal on July 26, 2016.*

(a)(1)(F)	Joint Press Release issued by Medtronic plc and HeartWare International, Inc., dated June 27, 2016 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Medtronic plc with the Securities and Exchange Commission on June 27, 2016).

(a)(1)(G)	HeartWare Employee Presentation, dated June 27, 2016 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Medtronic plc with the Securities and Exchange Commission on June 27, 2016).

(a)(1)(H)	HeartWare Employee Communication, dated July 20, 2016 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Medtronic plc with the Securities and Exchange Commission on July 21, 2016).

(b)	None.

(d)(1)	Agreement and Plan of Merger, dated as of June 27, 2016, by and among Medtronic, Inc., Medtronic Acquisition Corp. and HeartWare International, Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by HeartWare International, Inc. with the Securities and Exchange Commission on June 27, 2016).

(d)(2)	Confidential Disclosure Agreement, dated as of January 19, 2016, by and between Medtronic, Inc. and HeartWare, Inc.*

(g)	None.

(h)	None.

*	Previously Filed